EXHIBIT 99.1

Brookfield Asset Management Announces Results of Conversion of its  Series 34 Preferred Shares

BROOKFIELD, NEWS, March 20, 2019 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) today announced that after having taken into account all election notices received by the March 18, 2019 deadline for the conversion of its Cumulative Class A Preference Shares, Series 34 (the “Series 34 Shares”) (TSX: BAM.PF.B) into Cumulative Class A Preference Shares, Series 35 (the “Series 35 Shares”), there were 53,649 Series 34 Shares tendered for conversion, which is less than the one million shares required to give effect to conversions into Series 35 Shares. Accordingly, there will be no conversion of Series 34 Shares into Series 35 Shares.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $350 billion in assets under management. The company has more than a 120-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com